                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                           STATEMENT ON SCHEDULE 13d
                   under the Securities Exchange Act of 1934

                            GRADALL INDUSTRIES, INC.
                       (Name of Subject Company [Issuer])

                             JLG ACQUISITION CORP.
                                    (Bidder)

                          A WHOLLY-OWNED SUBSIDIARY OF

                              JLG INDUSTRIES, INC.

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (AND ASSOCIATED RIGHTS TO PURCHASE SERIES B PARTICIPATING CUMULATIVE PREFERRED
                                     STOCK)
                         (Title of Class of Securities)
                            ------------------------

                                   38411P107
                       (CUSIP Number of Class Securities)

                                THOMAS D. SINGER
                       VICE PRESIDENT -- GENERAL COUNSEL
                              JLG INDUSTRIES, INC.
                                  1 JLG DRIVE
                            MCCONNELSBURG, PA 17233
                                 (717) 485-5161
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                    Copy to:

                              W. ANDREW JACK, ESQ.
                              COVINGTON & BURLING
                         1201 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20044-7566
                                 (202) 662-6000

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE
----------------------   --------------------
     $206,600,340              $41,320

---------------
* Based upon the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Gradall Industries, Inc. at $20.00 cash per share, 9,515,460 shares outstanding and 814,557 options outstanding as of April 30, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously paid:  Not applicable.
  Form or Registration No.:  Not applicable.
  Filing Party:  Not applicable.
  Date Filed:  Not applicable

                                       (i)

     1) Name of Reporting Person:  JLG Industries, Inc.

        S.S. or I.R.S. Identification No. of Above Person:  25-1199382

        ------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a)
        [ ] (b)

        ------------------------------------------------------------------------

     3) SEC Use Only
        ------------------------------------------------------------------------

     4) Source of Funds:  WC (working capital), BK (bank)
        ------------------------------------------------------------------------

     5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        ------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  Pennsylvania

        ------------------------------------------------------------------------

        NUMBER OF SHARES BENEFICIALLY OWNED
           BY EACH REPORTING PERSON WITH
                                              7) Sole Voting Power:  3,273,036*
        --------------------------------------------------------------------------------------------

                                              8) Shared Voting Power:  0
        --------------------------------------------------------------------------------------------

                                              9) Sole Dispositive Power:  0
        --------------------------------------------------------------------------------------------

                                             10) Shared Dispositive Power:  0
        --------------------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting
         Person:  3,273,036*

        ------------------------------------------------------------------------

     12) [ ] Check if Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

        ------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row 7: 34.4% (based on 9,515,460 outstanding)

        ------------------------------------------------------------------------

     14) Type of Reporting Person:  CO
--------------------------------------------------------------------------------
---------------
* Beneficial ownership is based solely on the provisions of the Stockholders Agreements, pursuant to which among other things, certain stockholders of Gradall Industries, Inc. have agreed with the reporting person to grant an irrevocable proxy to JLG Acquisition Corp. to vote the shares shown as beneficially owned by such reporting persons in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein. Amount does not include options to purchase 489,125 shares which, if exercised, would be beneficially owned by the reporting person pursuant to the Stockholders Agreements.

                                      (ii)

     1) Name of Reporting Person:  JLG Acquisition Corp.

        S.S. or I.R.S. Identification No. of Above Person:  25-1835546

        ------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a)
        [ ] (b)

        ------------------------------------------------------------------------

     3) SEC Use Only
        ------------------------------------------------------------------------

     4) Source of Funds:  WC (working capital), BK (bank)
        ------------------------------------------------------------------------

     5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        ------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  Pennsylvania

        ------------------------------------------------------------------------

        NUMBER OF SHARES BENEFICIALLY OWNED
           BY EACH REPORTING PERSON WITH
                                              7) Sole Voting Power:  3,273,036*
        --------------------------------------------------------------------------------------------

                                              8) Shared Voting Power:  0
        --------------------------------------------------------------------------------------------

                                              9) Sole Dispositive Power:  0
        --------------------------------------------------------------------------------------------

                                             10) Shared Dispositive Power:  0
        --------------------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting
         Person:  3,273,036*

        ------------------------------------------------------------------------

     12) [ ] Check if Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

        ------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row 7: 34.4% (based on 9,515,460 outstanding)

        ------------------------------------------------------------------------

     14) Type of Reporting Person:  CO
--------------------------------------------------------------------------------
---------------
* Beneficial ownership is based solely on the provisions of the Stockholders Agreements, pursuant to which among other things, certain stockholders of Gradall Industries, Inc. have agreed to grant the reporting person an irrevocable proxy to vote the shares shown as beneficially owned by such reporting persons in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein. Amount does not include options to purchase 489,125 shares which, if exercised, would be beneficially owned by the reporting person pursuant to the Stockholders Agreements.

                                      (iii)

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Gradall Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     (b) This Statement relates to the offer by JLG Acquisition Corp., a Delaware corporation ("Merger Subsidiary") and a wholly-owned subsidiary of JLG Industries, Inc., a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (together with associated rights to purchase Series B Participating Cumulative Preferred Stock) (collectively, the "Shares"), of the Company at $20.00 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Tender Offer Statement is filed by the Merger Subsidiary and the Parent. The information set forth in the Introduction, Section 8 "Certain Information Concerning Merger Subsidiary and Parent" and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) Neither Parent, Merger Subsidiary, nor, to the best knowledge of Merger Subsidiary, any of the persons listed in Schedule 1 of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Introduction, Section 8 "Certain Information Concerning the Merger Subsidiary and the Parent", Section 10 "Background of the Offer; Contacts with the Company" and Section 11 "The Merger Agreement; The Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in the Introduction and Section 12 "Purpose of the Offer; The Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 "Effect of the Offer on the Market for the Shares; Nasdaq Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Introduction, Section 8 "Certain Information Concerning the Merger Subsidiary and the Parent" and
Schedule 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 8 "Certain Information Concerning the Merger Subsidiary and the Parent", Section 10 "Background of the Offer; Contacts with the Company" and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 8 "Certain Information Concerning the Merger Subsidiary and the Parent" of the Offer to Purchase is incorporated hereby by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in Section 10 "Background of the Offer; Contacts with the Company" and Section 11 "The Merger Agreement; The Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 "Effect of the Offer on the Market for the Shares; Nasdaq Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase, dated May 17, 1999
    (a)(2)  Letter of Transmittal (including Guidelines for
            Certification of Taxpayer Identification Number on
            Substitute Form W-9)
    (a)(3)  Notice of Guaranteed Delivery
    (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees
    (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees
    (a)(6)  Text of Joint Press Release issued by Parent and the
            Company, dated May 11, 1999
    (a)(7)  Form of summary advertisement, dated May 17, 1999
    (b)(1)  Commitment Letter dated May 5, 1999, to Parent from First
            Union National Bank
    (c)(1)  Agreement and Plan of Merger dated as of May 10, 1999, among
            Gradall Industries, Inc., JLG Industries, Inc., and JLG
            Acquisition Corp.
    (c)(2)  Stockholders Agreement dated as of May 10, 1999, among JLG
            Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
            Inc. and MLGA Fund II, L.P.
    (c)(3)  Stockholders Agreement dated as of May 10, 1999, among JLG
            Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
            Inc.; Sangwoo Ahn; Perry J. Lewis; Barry L. Phillips; Jack
            D. Rutherford; David S. Williams; Joseph H. Keller, Jr.;
            James C. Cahill; and Bruce A. Jonker
    (c)(4) Confidentiality Agreement dated November 3, 1997, as amended on February 23, 1999 between Gradall Industries, Inc. and
            JLG Industries, Inc.
    (d)     None
    (e)     None
    (f)     None

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JLG ACQUISITION CORP.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President, Secretary
JLG INDUSTRIES, INC.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President -- General Counsel, Assistant Secretary

Dated: May 17, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       Offer to Purchase, dated May 17, 1999
(a)(2)       Letter of Transmittal (including Guidelines for
             Certification of Taxpayer Identification number on
             Substitute Form W-9)
(a)(3)       Notice of Guaranteed Delivery
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees
(a)(6)       Text of Joint Press Release issued by Parent and the
             Company, dated May 11, 1999
(a)(7)       Form of summary advertisement, dated May 17, 1999
(b)(1)       Commitment Letter dated May 5, 1999, to Parent from First
             Union National Bank
(c)(1)       Agreement and Plan of Merger dated as of May 10, 1999, among
             Gradall Industries, Inc., JLG Industries, Inc., and JLG
             Acquisition Corp.
(c)(2)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc. and MLGA Fund II, L.P.
(c)(3)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc.; Sangwoo Ahn; Perry J. Lewis; Barry L. Phillips; Jack
             D. Rutherford; David S. Williams; Joseph H. Keller, Jr.;
             James C. Cahill; and Bruce A. Jonker
(c)(4)       Confidentiality Agreement dated November 3, 1997, as amended on February 23, 1999 between Gradall Industries, Inc. and
             JLG Industries, Inc.